Metropolitan Life Insurance Company
200 Park Avenue
New York, NY 10166

VIA EDGAR TRANSMISSION
----------------------
November 14, 2014

Min Oh, Esq.
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4644

RE:  METROPOLITAN LIFE INSURANCE COMPANY
     METROPOLITAN LIFE SEPARATE ACCOUNT E (FILE NO. 811-04001)
     POST-EFFECTIVE AMENDMENT NO. 9 TO THE REGISTRATION STATEMENT ON FORM N-4 (FILE NO. 333-162586) (THE "AMENDMENT")

Dear Mr. Oh:

Metropolitan Life Insurance Company (the "Company"), on its own behalf and on behalf of Metropolitan Life Separate Account E (the "Separate Account"), provides this letter with respect to the above referenced Amendment.

The Company acknowledges that:

Should the Commission or the staff, acting pursuant to delegated authority, declare the Amendment effective, it does not foreclose the Commission from taking any action with respect to the Amendment;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Amendment effective, does not relieve the Company or the Separate Account from its full responsibility for the adequacy and accuracy of the disclosure in the Amendment; and

The Company, on behalf of the Separate Account, may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     * * *

If you have any questions or further comments, please call the undersigned at
(212) 578-3067 or Tom Conner at (202) 414-9208.

Sincerely,

/s/ Paul G. Cellupica
------------------------
Paul G. Cellupica
Executive Vice President and Chief Counsel

cc:  W. Thomas Conner, Esq.
     Michele H. Abate, Esq.
     John B. Towers, Esq.